UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

Ally Auto Receivables Trust 2012-4

(Exact name of obligor as specified in its charter)

C/O BNY Mellon Trust of Delaware 100 White Clay Center Dr, Suite 102, Newark, DE 19711	35-6990827
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

Debt Securities

(Title of the Indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

NOT APPLICABLE.

Item 3. -15.	Not Applicable

Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of March 31, 2012. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 6th day of August, 2012.

DEUTSCHE BANK NATIONAL TRUST COMPANY FOR DEUTSCHE BANK TRUST COMPANY AMERICAS

/s/ Michele H.Y. Voon
By:	Name: Michele H.Y. Voon
Title: Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS		FFIBC 031
Legal Title of Bank		Page RC-1
NEW YORK		15
City
NY	10005
State	Zip Code
FDIC Certificate Number: 00623

Consolidated Report of Condition for Insured Banks and Savings Associations for March 31, 2012

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands					RCFD	Tril	Bil	Mil	Thou
ASSETS
1.	Cash and balances due from depository institutions (from Schedule RC-A):
	a.	Noninterest-bearing balances and currency and coin (1)			0081	167,000				1.a
	b.	Interest-bearing balances (2)			0071	1,390,000				1.b
2.	Securities:
	a.	Held-to-maturity securities (from Schedule RC-B, column A)			1754	0				2.a
	b.	Available-for-sale securities (from Schedule RC-B, column D)			1773	609,000				2.b
3.	Federal funds sold and securities purchased under agreements to resell:				RCON
	a.	Federal funds sold in domestic offices			B987	155,000				3.a
					RCFD
	b.	Securities purchased under agreements to resell (3)			B989	9,500,000				3.b
4.	Loans and lease financing receivables (from Schedule RC-C):
	a.	Loans and leases held for sale			5369	0				4.a
	b.	Loans and leases, net of unearned income	B528	18,584,000						4.b
	c.	LESS: Allowance for loan and lease losses	3123	90,000						4.c
	d.	Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	18,494,000				4.d
5.	Trading assets (from Schedule RC-D)				3545	4,289,000				5
6.	Premises and fixed assets (including capitalized leases)				2145	50,000				6
7.	Other real estate owned (from Schedule RC-M)				2150	13,000				7
8.	Investments in unconsolidated subsidiaries and associated companies				2130	0				8
9.	Direct and indirect investments in real estate ventures				3656	0				9
10.	Intangible assets:
	a.	Goodwill			3163	0				10.a
	b.	Other intangible assets (from Schedule RC-M)			0426	45,000				10.b
11.	Other assets (from Schedule RC-F)				2160	5,127,000				11
12.	Total assets (sum of items 1 through 11)				2170	39,839,000				12

(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS	FFIBC 031
Legal Title of Bank	Page RC-1a
FDIC Certificate Number: 00623	15a
Schedule RC—Continued

Dollar Amounts in Thousands							Tril	Bil	Mil	Thou
LIABILITIES
13.	Deposits:					RCON
	a.	In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)				2200	18,643,000				13.a
		(1)	Noninterest-bearing (1)	6631	13,250,000						13.a.1
		(2)	Interest-bearing	6636	5,393,000						13.a.2
	b.	In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)				RCFN 2200	6,336,000				13.b
		(1)	Noninterest-bearing	6631	2,105,000						13.b.1
		(2)	Interest-bearing	6636	4,231,000						13.b.2
14.	Federal funds purchased and securities sold under agreements to repurchase:					RCON
	a.	Federal funds purchased in domestic offices (2)				B993	4,315,000				14.a
						RCFD
	b.	Securities sold under agreements to repurchase (3)				B995	0				14.b
15.	Trading liabilities (from Schedule RC-D)					3548	228,000				15
16.	Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)					3190	264,000				16
17.	and 18. Not applicable
19.	Subordinated notes and debentures (4)					3200	0				19
20.	Other liabilities (from Schedule RC-G)					2930	1,371,000				20
21.	Total liabilities (sum of items 13 through 20)					2948	31,157,000				21
22.	Not applicable

(1)	Includes noninterest-bearing demand, time, and savings deposits.
(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”
(3)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4)	Includes limited-life preferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS	FFIBC 031
Legal Title Bank	Page RC-2
FDIC Certificate Number: 00623	16

EQUITY CAPITAL

Bank Equity Capital

			RCFD	Tril	Bil	Mil	Thou
23.	Perpetual preferred stock and related surplus		3838	0				23
24.	Common stock		3230	2,127,000				24
25.	Surplus (excludes all surplus related to preferred stock)		3839	591,000				25
26.	a.	Retained earnings	3632	5,694,000				26.a
	b.	Accumulated other comprehensive income (5)	B530	26,000				26.b
	c.	Other equity capital components (6)	A130	0				26.c
27.	a.	Total bank equity capital (sum of items 23 through 26.c)	3210	8,438,000				27.a
	b.	Noncontrolling (minority) interests in consolidated subsidiaries	3000	244,000				27.b
28.	Total equity capital (sum of items 27.a and 27.b)		G105	8,682,000				28
29.	Total liabilities and equity capital (sum of items 21 and 28)		3300	39,839,000				29

Memoranda

To be reported with the March Report of Condition.

	RCFD	Number
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2011	6724	1	M.1

1 -   Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 -   Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 -   Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm.

4 -   Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 -   Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6 -   Review of the bank’s financial statements by external auditors

7 -   Compilation of the bank’s financial statements by external auditors

8 -   Other audit procedures (excluding tax preparation work)

9 -   No external audit work

To be reported with the March Report of Condition.

	RCON	MM / DD
2. Bank’s fiscal year-end date	8678	12/31	M.2

(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.